833 EAST MICHIGAN STREET SUITE 1800 MILWAUKEE, WISCONSIN 53202-5615 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM Direct: 414-287-9258 dconnoll@gklaw.com

December 22, 2016

VIA EDGAR

Rufus Decker Accounting Branch Chief Office of Beverages, Apparel and Mining Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:

Duluth Holdings Inc.
Form 10-K for Fiscal Year Ended January 31, 2016
Filed April 8, 2016
File No. 1-37641

Ladies and Gentlemen:

We are submitting this letter on behalf of Duluth Holdings Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated December 13, 2016 relating to the Company's Form 10-K for the fiscal year ended January 31, 2016, as filed with the Commission on April 8, 2016 (the “Form 10-K”).

●	Form 10-K for Fiscal Year Ended January 31, 2016

●	Consolidated Financial Statements Note 7. Segment Reporting, page 62

	1.	Staff Comment: On page 8, you discuss your product assortment. Please disclose in a footnote your revenues from external customers by product for each period presented as required by ASC 280-10-50-40

Response:  ASC 280-10-50-40 states, “a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.  The amounts of revenues reported shall be based on financial information used to produce the public entity’s general-purpose financial statements.  If providing the information is impracticable, the fact shall be disclosed.”

In preparing the Form 10-K, the Company took into consideration ASC 280-10-50-40 and concluded that it was impractical to provide this information based on the financial information used to produce its general purpose financial statements. Specifically, the Company’s general ledger system (the “GL”) used to prepare the financial statements does not track revenues at a product level.  The Company does track revenues at the product level through its management reporting system (“MRS”), which operates separately from the Company’s GL system.  However, the MRS does not provide information that would be in conformity with U.S. GAAP.  Tracking revenues at the product level would require

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Securities and Exchange Commission

December 22, 2016

implementation of complex GL system enhancements, which the Company believes would be costly and time-consuming, and would only provide information of marginal use to users of its financial statements commensurate with such costs. Further, attributes such as shipping revenue, returns reserve and deferred revenue are not applied at the product level by either the GL or the MRS, but instead are recorded in the GL in the aggregate.

The Company acknowledges the Staff’s comment and will disclose in future filings that it is impracticable to provide revenue information by product category due to system limitations.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (414) 287-9258.

Very truly yours, GODFREY & KAHN, S.C. /s/ Dennis F. Connolly Dennis F. Connolly